Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Net loss	(130,031)	(49,903)	(80,273)	(51,929)	(36,280)
Add: fixed charges	10,706	12,335	6,467	729	711

Earnings as defined	(119,325)	(37,568)	(73,806)	(51,200)	(35,569)

Fixed charges:
Interest expensed and capitalized	9,326	11,240	5,988	544	502
Estimated interest component of rent	1,380	1,095	479	185	209

Total fixed charges	10,706	12,335	6,467	729	711

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.